Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177963

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 3 DATED DECEMBER 4, 2012
TO THE PROSPECTUS DATED OCTOBER 1, 2012

This supplement No. 3 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 3 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the recent share pricing information from November 1, 2012 to November 30, 2012; and
•the acquisition of remaining membership interest in 111 Sutter Street.

Recent Share Pricing Information
Below is the daily net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each business day from November 1 to November 30, 2012, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class E
November 1, 2012	$10.23	$10.23	$10.24
November 2, 2012	$10.23	$10.23	$10.24
November 5, 2012	$10.23	$10.24	$10.24
November 6, 2012	$10.23	$10.24	$10.24
November 7, 2012	$10.23	$10.24	$10.24
November 8, 2012	$10.24	$10.24	$10.24
November 9, 2012	$10.24	$10.24	$10.24
November 12, 2012	$10.24	$10.24	$10.24
November 13, 2012	$10.24	$10.24	$10.25
November 14, 2012	$10.24	$10.24	$10.25
November 15, 2012	$10.24	$10.24	$10.25
November 16, 2012	$10.24	$10.24	$10.25
November 19, 2012	$10.24	$10.25	$10.25
November 20, 2012	$10.22	$10.22	$10.23
November 21, 2012	$10.22	$10.22	$10.23
November 22, 2012	$10.22	$10.22	$10.23
November 23, 2012	$10.22	$10.22	$10.23
November 26, 2012	$10.22	$10.23	$10.23
November 27, 2012	$10.22	$10.23	$10.23
November 28, 2012	$10.23	$10.24	$10.24
November 29, 2012	$10.22	$10.22	$10.23
November 30, 2012	$10.20	$10.21	$10.22
Purchases and repurchases of shares of our Class A and Class M common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each class is (1) posted on our website, www.JLLIPT.com, and (2) made available on our toll-free, automated telephone line, (855) 652-0277.

Our Class E shares are not being sold in connection with this offering.

Acquisition

On December 4, 2012, the Company acquired the remaining membership interest in CEP Investors XII LLC, which owns 111 Sutter Street ("111 Sutter Street"), a 286,000 square foot, multi-tenant office building in San Francisco, California. The Company had previously owned a majority, but non-controlling, interest in CEP Investors XII LLC from March 29, 2005 through December 4, 2012. The purchase price for the remaining membership interest was $22 million. The seller financed $12 million of the purchase price in the form of a note payable due September 30, 2013. The Company funded the balance of the acquisition using proceeds from its continuous public offering.

111 Sutter Street was previously accounted for as an investment in an unconsolidated real estate affiliate as all decisions required unanimous approval. Effective December 5, 2012, the Company will consolidate the operations of CEP Investors XII LLC as a result of the acquisition of the remaining membership interest, including the existing $54.1 million mortgage loan maturing in July 2015.